Exhibit 99.1

News release

Cenovus announces 2024 budget
Calgary, Alberta (December 14, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its 2024 budget, delivering disciplined capital investment and balancing growth of the company’s base business with meaningful shareholder returns. Continuing with the growth plan embarked on in 2023, Cenovus expects to invest capital of between $4.5 billion and $5.0 billion in 2024. This investment includes $1.5 billion to $2.0 billion of optimization and growth capital, primarily for progressing the West White Rose project as well as incrementally growing production at the Foster Creek, Christina Lake and Sunrise oil sands facilities. Additionally, Cenovus will implement further initiatives in its downstream business to improve reliability and increase margin capture as well as invest in opportunities in the Conventional business. Approximately $3.0 billion will be directed towards sustaining production and supporting continued safe and reliable operations.

“We will continue to progress strategic initiatives in our base business in 2024 that will enhance our integrated operations and further drive our ability to grow total shareholder returns, even in periods of price volatility,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “We will remain focused on reducing costs and continued capital discipline, while realizing the full value of our integrated strategy.”

2024 budget highlights:
•Total upstream production of between 770,000 and 810,000 barrels of oil equivalent per day (BOE/d) with production from oil sands and thermal projects expected to be between 590,000 and 610,000 barrels per day (bbls/d), which reflects a turnaround at Christina Lake in the third quarter of 2024.
•Total downstream crude throughput of 630,000 bbls/d to 670,000 bbls/d, an increase of approximately 17%1 compared to the prior year.
•Oil sands operating expenses per barrel (bbl) of $12.00 to $14.00 and U.S. refining operating expenses of $11.75/bbl to $13.75/bbl, which includes expensed turnaround costs.

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2024 guidance

Oil Sands
Oil sands production guidance for 2024 is 590,000 bbls/d to 610,000 bbls/d, which reflects a turnaround in the third quarter at Christina Lake, with an expected annualized impact of approximately 13,000 bbls/d to 15,000 bbls/d. Oil sands operating costs are expected to be in the range of $12.00/bbl to $14.00/bbl in 2024, partially due to higher non-fuel costs associated with the Christina Lake turnaround.

Cenovus plans to invest $2.5 billion to $2.75 billion of capital in its oil sands assets, including approximately $650 million of growth and optimization capital, largely related to further advancing brownfield and multi-year growth opportunities that will increase production across its oil sands portfolio.

Investment in the coming year will be focused on projects with strong capital efficiencies, including the Foster Creek optimization project, Narrows Lake tie-back to Christina Lake and optimization and new well pads at Sunrise, positioning the company to meaningfully increase production starting in 2025. In addition to the Foster Creek optimization project, capital investment will also be directed to a project to enhance sulphur recovery at Foster Creek, leading to lower operating costs once completed.

Conventional
The company plans to invest between $350 million and $425 million in its conventional assets. Capital will be primarily used to maintain production, advance methane reduction projects and build gas handling infrastructure to support future production growth. Total production is expected to be between 120,000 BOE/d and 130,000 BOE/d.

Offshore
Total Offshore production is expected to be in the range of 60,000 BOE/d to 70,000 BOE/d. This includes between 10,000 bbls/d and 15,000 bbls/d in the Atlantic region, which reflects the impact of the SeaRose floating production, storage and offloading (FPSO) vessel asset life extension program, scheduled to begin in January. The SeaRose is expected to return to the field and resume production late in the third quarter of 2024.

Capital spending of between $850 million and $950 million will be primarily directed towards the ongoing construction of the West White Rose project in the Atlantic region, in addition to the capital costs associated with the SeaRose asset life extension program, which will support production at the White Rose field, including production associated with West White Rose, until 2038. First oil from the West White Rose project is expected in the first half of 2026, with peak production of approximately 45,000 bbls/d anticipated in 2028.

Downstream
Crude throughput is expected to be between 630,000 bbls/d and 670,000 bbls/d, representing a crude utilization rate of approximately 87%, and includes 85,000 bbls/d to 95,000 bbls/d of crude throughput in the Canadian Refining segment. The Lloydminster Upgrader will begin a turnaround in the second quarter of 2024, which will impact annualized throughput by approximately 10,000 bbls/d to 12,000 bbls/d. As a result of the turnaround, operating costs per barrel in Canadian Refining are expected to be $18.00/bbl to $20.00/bbl in 2024, with the increase relative to 2023 attributable to higher expensed turnaround costs. Crude throughput in U.S. Refining is expected to be 545,000 bbls/d to 575,000 bbls/d, an increase of 24%
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year-over-year 4, which reflects a full year of throughput at the Superior Refinery, in addition to the increased working interest at the Toledo Refinery acquired in early 2023. U.S. operating costs are expected to be between $11.75/bbl and $13.75/bbl, a decrease of approximately 17% when compared to 20234. Capital investment in the downstream business is projected to be between $750 million to $850 million, including approximately $155 million for growth and optimization capital, and will be primarily focused on safety and reliability initiatives across Cenovus’s downstream businesses as well as optimization projects to enhance margin capture.

Corporate
General and administrative (G&A) expenses, not including stock-based compensation, are expected to be in the range of $625 million to $725 million in 2024. In addition, Cenovus expects to invest $200 million to $300 million on IT systems upgrades, which will modernize and replace the company’s existing enterprise resource planning systems, enhance cyber security and standardize data across the company.

Sustainability
Cenovus continues to progress work towards its environmental, social and governance (ESG) targets. The company continues to deploy previously announced capital on initiatives to advance its goal of reducing absolute scope 1 and 2 greenhouse gas (GHG) emissions by 35% by year-end 2035, from 2019 levels, on a net equity basis. In 2024, investments in targeted emissions reduction initiatives and Cenovus’s commitment to the Pathways Alliance foundational project are forecast to reach almost $100 million. This includes progressing carbon capture projects at the Lloydminster Upgrader and Christina Lake, methane reduction initiatives across Conventional operations, continuing work to increase energy efficiency at the company’s Canadian offshore assets and advancing additional technology assessments.

2024 planned maintenance
Cenovus expects maintenance and repair activities will contribute to higher operating costs in 2024 as the company works to ensure the safety and reliability of all its upstream and downstream assets. Atlantic region operating expenses reflect the planned SeaRose FPSO vessel asset life extension program, while work at Cenovus’s Lloydminster Upgrader will result in higher operating costs for Canadian Refining.

The following table provides details on planned turnaround activities at Cenovus assets in 2024 and anticipated production or throughput impacts. These planned turnarounds are reflected in Cenovus’s Corporate Guidance assumptions.

4 Percentage increase when compared to actual nine months ended September 30, 2023.

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For further details on Cenovus’s 2024 budget, see the company’s 2024 guidance available here.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information
This news release contains forward-looking statements and other information (collectively referred to as “forward-looking information”) about the company’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Although the company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is current only as of the date indicated above. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “anticipates”, “continue”, “deliver”, “expect”, “focus”, “implement”, “opportunity”, “plan”, “position”, “progressing”, and “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: capital allocation; operating costs and expenses and general and administrative expenses;
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shareholder returns; capital investment; optimization and growth; downstream reliability and margin capture; strategic initiatives; net debt; upstream production and downstream throughput; planned turnarounds; downstream optimization; environmental performance; the West White Rose project; the tie-back of Narrows Lake; optimizing gas handling infrastructure in conventional and building infrastructure; methane emissions; ESG targets; our GHG emissions reduction initiatives and the extent and timing of investments therein, including the Pathways Alliance foundational project and other carbon capture projects. The 2024 guidance, as updated December 13, 2023 and available on cenovus.com, assumes: Brent prices of US$79.00 per barrel; WTI prices of US$75.00 per barrel; WCS of US$58.00 per barrel; differential WTI-WCS of US$17.00 per barrel; AECO natural gas prices of $2.80 per thousand cubic feet; Chicago 3-2-1 crack spread of US$21.00 per barrel; and an exchange rate of $0.73 US$/C$.

In addition to the price assumptions disclosed herein, the factors or assumptions on which the forward-looking information in this news release is based include: projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; our ability to finance capital expenditures and expenses on a cost-effective basis; achievement of further operating efficiencies, cost reductions and sustainability thereof; our forecast production volumes are subject to potential ramp down of production based on business and market conditions; foreign exchange rate, including with respect to our US$ debt and refining capital and operating expenses; future improvements in availability of product transportation capacity; realization of expected impacts of storage capacity within oil sands reservoirs; the ability of our refining capacity and existing pipeline commitments to mitigate a portion of heavy oil volumes against wider differentials; planned turnaround and maintenance activity at both upstream and downstream facilities; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the existence of a favourable and stable regulatory framework concerning GHG emissions that includes, among other things, support from various levels of government, including financial support; and the successful and timely implementation of capital projects or stages thereof, including those associated with our ESG targets.

The information in this news release is also subject to risks disclosed in our annual Management’s Discussion and Analysis (MD&A) for the period ended December 31, 2022, supplemented by updates in our most recent quarterly MD&A, available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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